

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 21, 2008

Mr. Robert L. Long
Chief Executive Officer
Transocean Inc.
4 Greenway Plaza
Houston, TX 77046

> **RE:** **Transocean Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Schedule 14A filed April 2, 2008**
> **Response Letter Dated June 25, 2008**
> **File No. 3-75899**

Dear Mr. Long:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated June 25, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. In your response to our comment 3, you state that on February 19, 2008, you have voluntarily disclosed potential violations of the Iranian Transactions Regulations to OFAC. Please represent to us that you will disclose in your future filings, as appropriate, any material information related to your interaction with OFAC and provide an updated status of any material development related to OFAC.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Jill Davis, at (202) 551-3683. With respect to all legal comments, you may contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director